UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 10, 2022

YUMANITY THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37695	20-8436652
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

40 Guest Street, Suite 4410 Boston, MA	02135
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 617-409-5300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	YMTX	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

On November 14, 2022, Yumanity Therapeutics, Inc. (“Yumanity”) issued a press release containing information about Yumanity’s results of operations for the three and nine months ended September 30, 2022. A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Item 2.02, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 7.01. Regulation FD Disclosure.

As previously disclosed, on June 5, 2022, Yumanity entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Janssen Pharmaceutica NV (“Janssen”) (such transaction, the “Asset Sale”). Concurrently with the execution of the Asset Purchase Agreement, on June 5, 2022, Yumanity entered into an Agreement and Plan of Merger with Kineta, Inc., a Washington corporation (“Kineta”), and Yacht Merger Sub, Inc., a Washington corporation and wholly-owned subsidiary of Yumanity (such transaction, the “Merger”).

On November 10, 2022, Yumanity issued a press release announcing the effectiveness of the registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed Asset Sale and Merger. The press release further announced that Yumanity will hold a special meeting on December 13, 2022 at 10:00 a.m. Eastern Time for its stockholders of record at the close of business on November 4, 2022 to vote on the proposed transactions, among other things. A copy of the press release is attached hereto as Exhibit 99.2.

On November 14, 2022, Yumanity will send a letter to certain Yumanity stockholders notifying them of the effectiveness of the Registration Statement and mailing of the final proxy materials. A copy of the letter is attached hereto as Exhibit 99.3.

The information in this Item 7.01, including Exhibit 99.2 and Exhibit 99.3 attached hereto, are being furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Important Information and Where to Find It

This communication may be deemed to be solicitation material with respect to the proposed transactions between Yumanity and Kineta and between Yumanity and Janssen. In connection with the proposed transactions, on August 29, 2022, Yumanity filed with the SEC a registration statement on Form S-4 (the “Initial Registration Statement”), as amended by Amendment No. 1 to the Initial Registration Statement filed with the SEC on October 3, 2022, Amendment No. 2 to the Initial Registration Statement filed with the SEC on October 24, 2022 and Amendment No. 3 to the Initial Registration Statement filed with the SEC on November 4, 2022 (together with the Initial Registration Statement, the “Registration Statement”), which contains a preliminary proxy statement and prospectus. The Registration Statement has been declared effective by the SEC on November 10, 2022. Yumanity subsequently filed the definitive proxy statement/prospectus (the “Proxy Statement”) on November 10, 2022, which is being mailed to stockholders of record as of the close of business on November 4, 2022. Investors and securityholders of Yumanity and Kineta are urged to read these materials when they become available because they contain important information about Yumanity, Kineta and the proposed transactions. This communication is not a substitute for the Registration Statement, the Proxy Statement or any other documents that Yumanity may file with the SEC or send to securityholders in connection with the proposed transactions. Investors and securityholders may obtain free copies of the documents filed with the SEC, once available, on Yumanity’s website at www.yumanity.com, on the SEC’s website at www.sec.gov or by directing a request to Yumanity’s Investor Relations at (212) 213-0006 ext. 331.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Each of Yumanity, Kineta and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Yumanity in connection with the proposed transactions. Information about the executive officers and directors of Yumanity is set forth in Yumanity’s Definitive Proxy Statement on Schedule 14A relating to the 2022 Annual Meeting of Stockholders, filed with the SEC on April 25, 2022. Other information regarding the interests of such individuals, who may be deemed to be participants in the solicitation of proxies for the stockholders of Yumanity, is set forth in the Proxy Statement and will be set forth in any other relevant documents to be filed with the SEC. You may obtain free copies of these documents as described above.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K and the exhibits furnished herewith contain forward-looking statements, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words and phrases such as “aims,” “anticipates,” “believes,” “could,” “designed to,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will,” and variations of these words and phrases or similar expressions that are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements regarding the proposed merger between Yumanity and Kineta and the proposed asset sale to Janssen, including whether and when the transactions will be consummated; Yumanity’s cash runway; statements about the structure, timing and completion of the proposed transactions; the listing of the combined company on Nasdaq after the closing of the proposed merger; expectations regarding the ownership structure of the combined company after the closing of the proposed merger; the expected executive officers and directors of the combined company; the expected cash position of each of Yumanity and Kineta and the combined company at the closing of the proposed merger; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; the executive and board structure of the combined company; the location of the combined company’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical and preclinical results; Kineta having sufficient resources to advance its pipeline; and other statements that are not historical fact. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to timely obtain stockholder approval for the transactions, if at all; (ii) uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of Yumanity, Kineta and Janssen to consummate the proposed merger or asset sale, as applicable; (iii) risks related to Yumanity’s ability to manage its operating expenses and its expenses associated with the proposed transactions pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed transactions; (v) the risk that as a result of adjustments to the exchange ratio, Yumanity stockholders and Kineta shareholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Yumanity’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from either or both of the proposed transactions; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; (ix) the risk that the amount of the dividend distributed to Yumanity stockholders in connection with the asset sale, if any, may be lower than currently anticipated; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; and (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Yumanity’s most recent Annual or Quarterly Report filed with the SEC, and in other filings that Yumanity makes and will make with the SEC in connection with the proposed transactions, including the Proxy Statement. You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Except as required by law, Yumanity expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

99.1	Press release issued by Yumanity Therapeutics, Inc., dated November 14, 2022.
99.2	Press release issued by Yumanity Therapeutics, Inc., dated November 10, 2022.
99.3	Letter to stockholders of Yumanity Therapeutics, Inc., dated November 9, 2022.

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Yumanity Therapeutics, Inc.

Date: November 14, 2022	By:	/s/ Richard Peters
Richard Peters
President and Chief Executive Officer

Exhibit 99.1

Yumanity Therapeutics Reports Third Quarter 2022 Financial Results and Recent Corporate Developments

BOSTON, November 14, 2022 -- Yumanity Therapeutics, Inc. (“Yumanity” or the “Company”) (Nasdaq: YMTX), a clinical-stage biopharmaceutical company, today announced financial results for the third quarter ended September 30, 2022 and provided an overview of the Company’s recent corporate developments.

Recent Corporate Developments

•
On November 10, 2022, Yumanity announced the effectiveness of a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with Yumanity’s previously announced proposed sale of Yumanity’s lead clinical-stage product candidate, YTX-7739, as well as Yumanity’s unpartnered discovery-stage neuroscience product candidates and targets to Janssen Pharmaceutica NV (“Janssen”) for $26 million in cash as well as Yumanity’s proposed merger with Kineta, Inc. (“Kineta”) under which Kineta will become a wholly-owned subsidiary of Yumanity in an all-stock transaction, resulting in a combined publicly traded company re-named Kineta, Inc. Yumanity subsequently filed a definitive proxy statement and prospectus (the “Proxy Statement”) which provides important information about Yumanity and the proposed transactions, both of which were announced on June 6, 2022. Yumanity is mailing the Proxy Statement to stockholders of record as of the close of business on November 4, 2022. The Proxy Statement will be accompanied by a voting instruction form or a proxy card relating to the special meeting of Yumanity's stockholders to approve the asset sale and merger (the “Special Meeting”) which will be held in a virtual-only format via live audio webcast at 10:00 a.m., Eastern Time, on December 13, 2022 at www.virtualshareholdermeeting.com/YMTX2022SM, unless postponed or adjourned to a later date

Third Quarter 2022 Financial Highlights

•
Cash position: As of September 30, 2022, cash, cash equivalents and investments were $8.4 million, compared to $36.5 million as of December 31, 2021. The decrease was primarily due to a $12.8 million payment to extinguish the Company’s remaining debt during the first quarter of 2022, spending on the clinical development of YTX-7739 primarily in the first quarter of 2022, and costs related to being a public company. As of the issuance date of the condensed consolidated financial statements for the period ended September 30, 2022, the Company expects that, absent either strategic transaction, its cash, cash equivalents and marketable securities will be sufficient to fund its operating expenses early into the first quarter of 2023.

•
Research and development (R&D) expense: Research and development expense was $0.7 million compared to $6.6 million for the third quarter of 2021. The decrease in R&D expense was primarily due to the elimination of a significant portion of the Company’s R&D personnel in connection with the restructuring announced in February 2022 as well as pausing of clinical development efforts for YTX-7739 while the U.S. Food and Drug Administration partial clinical hold is in effect.

•
General and administrative expense: General and administrative expense was $4.2 million compared to $4.5 million for the third quarter of 2021. The decrease was primarily attributable to lower personnel costs resulting from the restructuring announced in February 2022, offset by higher legal fees and investment banking fees incurred in connection with the transactions contemplated by the merger agreement with Kineta and the asset purchase agreement with Janssen.

•
Net loss: The Company reported a net loss of $3.4 million, or $0.31 per basic and diluted share, compared to a net loss of $10.0 million, or $0.97 per basic and diluted share for the third quarter of 2021. The decrease in net loss was due primarily to the decrease in R&D expense as described above. The Company expects to continue to generate operating losses for the foreseeable future, although at reduced expected levels as a result of restructuring actions taken in the nine months ended September 30, 2022.

Exhibit 99.1

YUMANITY THERAPEUTICS, INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (unaudited)
(in thousands, except share/unit amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
Collaboration revenue	$1,402	$1,635	$4,081	$7,282
Operating expenses:
Research and development	726	6,624	6,764	20,729
General and administrative	4,180	4,513	14,562	15,277
Total operating expenses	-	-	3,903	-
	4,906	11,137	25,229	36,006
Loss from operations	(3,504)	(9,502)	(21,148)	(28,724)
Other income (expense), net	141	(454)	(441)	(368)
Net loss	$(3,363)	$(9,956)	(21,589)	(29,092)

Net loss per share/unit, basic and diluted	$(0.31)	$(0.97)	$(2.00)	$(2.84)

Weighted average common shares/units outstanding, basic and diluted	10,855,751	10,304,775	10,817,830	10,239,502

SELECTED CONSOLIDATED BALANCE SHEET DATA (unaudited)
(in thousands)

	September 30,		December 31,
	2022		2021
Cash, cash equivalents and investments	$8,416		$36,501
Total current assets	9,080		42,708
Working capital	4,977		20,045
Total assets	9,579		62,932
Total debt	-		13,162
Total stockholders' equity	5,476	-	23,497

Exhibit 99.1

About Yumanity
Yumanity is a clinical-stage biopharmaceutical company dedicated to accelerating the revolution in the treatment of neurodegenerative diseases through its scientific foundation and drug discovery platform. Yumanity’s drug discovery platform enables the Company to rapidly screen for potential disease-modifying therapies by overcoming the toxicity of misfolded proteins associated with neurogenerative diseases. Yumanity’s pipeline consists of programs focused on Parkinson’s disease, Lewy body dementia, multi-system atrophy, amyotrophic lateral sclerosis (ALS or Lou Gehrig’s disease) and frontotemporal lobar dementia (FTLD).For more information, please visit www.yumanity.com.

Additional Information and Where to Find It

This press release may be deemed to be solicitation material with respect to the proposed transactions between Yumanity and Kineta and between Yumanity and Janssen. In connection with the proposed transactions, on August 29, 2022, Yumanity filed with the SEC a registration statement on Form S-4 (the “Initial Registration Statement”), as amended by Amendment No. 1 to the Initial Registration Statement filed with the SEC on October 3, 2022, Amendment No. 2 to the Initial Registration Statement filed with the SEC on October 24, 2022 and Amendment No. 3 to the Initial Registration Statement filed with the SEC on November 4, 2022 (together with the Initial Registration Statement, the “Registration Statement”), which contains a preliminary proxy statement and prospectus. The Registration Statement has been declared effective by the SEC on November 10, 2022. Yumanity subsequently filed the Proxy Statement on November 10, 2022, which is being mailed to stockholders of record as of the close of business on November 4, 2022. Investors and securityholders of Yumanity and Kineta are urged to read these materials when they become available because they contain important information about Yumanity, Kineta and the proposed transactions. This press release is not a substitute for the Registration Statement, the Proxy Statement or any other documents that Yumanity may file with the SEC or send to securityholders in connection with the proposed transactions. Investors and securityholders may obtain free copies of the documents filed with the SEC, once available, on Yumanity’s website at www.yumanity.com, on the SEC’s website at www.sec.gov or by directing a request to Yumanity’s Investor Relations at (212) 213-0006 ext. 331.

This press release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Each of Yumanity, Kineta and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Yumanity in connection with the proposed transactions. Information about the executive officers and directors of Yumanity is set forth in Yumanity’s Definitive Proxy Statement on Schedule 14A relating to the 2022 Annual Meeting of Stockholders, filed with the SEC on April 25, 2022. Other information regarding the interests of such individuals, who may be deemed to be participants in the solicitation of proxies for the stockholders of Yumanity, is set forth in the Proxy Statement and will be set forth in any other relevant documents to be filed with the SEC. You may obtain free copies of these documents as described above.

Cautionary Statements Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words and phrases such as “aims,” “anticipates,” “believes,” “could,” “designed to,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will,” and variations of these words and phrases or similar expressions that are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements regarding the proposed merger between Yumanity and Kineta and the proposed asset sale to Janssen, including whether and when the transactions will be consummated; Yumanity’s cash runway; statements about the structure, timing and completion of the proposed transactions; the listing of the combined company on Nasdaq after the closing of the proposed merger; expectations regarding the ownership structure of the combined company after the closing of the proposed merger; the expected executive officers and directors of the combined company; the expected cash position of each of Yumanity and Kineta and the combined company at the closing of the proposed merger; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; the executive and board structure of the combined company; the location of the combined company’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical and preclinical results; Kineta having sufficient resources to advance its pipeline; and other statements that are not historical fact. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to timely obtain stockholder approval for the transactions, if at all; (ii) uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of Yumanity, Kineta and Janssen to consummate the proposed merger or asset sale,

Exhibit 99.1

as applicable; (iii) risks related to Yumanity’s ability to manage its operating expenses and its expenses associated with the proposed transactions pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed transactions; (v) the risk that as a result of adjustments to the exchange ratio, Yumanity stockholders and Kineta shareholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Yumanity’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from either or both of the proposed transactions; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; (ix) the risk that the amount of the dividend distributed to Yumanity stockholders in connection with the asset sale, if any, may be lower than currently anticipated; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; and (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Yumanity’s most recent Annual or Quarterly Report filed with the SEC, and in other filings that Yumanity makes and will make with the SEC in connection with the proposed transactions, including the Proxy Statement. You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Except as required by law, Yumanity expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Investors:
Burns McClellan, Inc.
Lee Roth
(212) 213-0006 ext. 331

Media:
Burns McClellan, Inc.
Robert Flamm, Ph.D.

rflamm@burnsmc.com

Source: Yumanity Therapeutics, Inc.

Exhibit 99.2

Yumanity Therapeutics Announces Effectiveness of Registration Statement on Form S-4 In Connection With Proposed Asset Sale to Janssen and Merger with Kineta, Inc.

Special Meeting of stockholders to approve asset sale and merger to be held on December 13, 2022

BOSTON, November 10, 2022 -- Yumanity Therapeutics, Inc. (“Yumanity” or the “Company”) (Nasdaq: YMTX) today announced that the registration statement on Form S-4 (the “Registration Statement”), relating to the previously announced asset sale to Janssen Pharmaceutica NV (“Janssen”) and merger with Kineta, Inc. (“Kineta”), has been declared effective by the U.S. Securities and Exchange Commission.

In June 2022, the Company announced definitive agreements for two strategic transactions. The first definitive agreement is an asset purchase agreement for the sale of Yumanity’s lead clinical-stage product candidate, YTX-7739, as well as Yumanity’s unpartnered discovery-stage neuroscience product candidates and targets to Janssen, part of the Janssen Pharmaceutical Companies of Johnson & Johnson, for $26 million in cash. In connection with the closing of the proposed transaction, Yumanity plans to distribute the remaining available cash proceeds from the sale to Yumanity stockholders via a one-time dividend, net of any amounts retained for outstanding obligations and net cash requirements associated with the proposed merger between Yumanity and Kineta. The amount of such dividend will depend on many factors and will not be determined until closer to the closing date.

Under the second definitive agreement, Kineta will become a wholly-owned subsidiary of Yumanity in an all-stock transaction, resulting in a combined publicly traded company re-named Kineta, Inc., that will focus on developing next-generation immunotherapies that address cancer immune resistance and continue Yumanity’s ongoing research collaboration with Merck & Co. in amyotrophic lateral sclerosis and frontotemporal lobar dementia. Upon completion of the proposed merger, on a pro forma basis and based upon the number of Yumanity shares to be issued in the proposed merger, and after giving effect to a concurrent private investment in public equity (“PIPE”) led by Growth & Value Development Inc. for an aggregate purchase price of approximately $30.0 million, current Kineta stockholders are expected to own approximately 68.2% of the combined company, current Yumanity stockholders are expected to own approximately 12.0% of the combined company, and the PIPE investors are expected to own approximately 19.8% of the Yumanity common stock. The actual allocation will be subject to adjustment based on each company’s outstanding equity ownership and Yumanity’s net cash balance at the time of the closing of the proposed merger.

Yumanity will mail the definitive proxy statement/prospectus (the “Proxy Statement”) to stockholders of record as of the close of business on November 4, 2022. The Proxy Statement contains a notice and will be accompanied by a voting instruction form or a proxy card relating to the special meeting of Yumanity's stockholders to approve the asset sale and merger (the “Special Meeting”) which will be held in a virtual-only format via live audio webcast at 10:00 a.m. Eastern Time, on December 13, 2022, at www.virtualshareholdermeeting.com/YMTX2022SM, unless postponed or adjourned to a later date.

If the proposals at the Special Meeting are approved, the parties anticipate that the asset sale to Janssen and merger with Kineta will close and the combined company will commence trading on Nasdaq under the new ticker symbol “KA” shortly thereafter, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

Every stockholder's vote is important, regardless of the number of shares held. Accordingly, Yumanity requests that each stockholder complete, sign, date and return a proxy card (online or by mail) as soon as possible to ensure that the stockholder's shares will be represented at the Special Meeting. Stockholders who hold shares in “street name” (i.e., those stockholders whose shares are held of record by a broker, bank or other nominee) should contact their broker, bank or nominee to ensure that their shares are voted.

If any YMTX stockholder does not receive the Proxy Statement, such stockholder should (i) confirm his or her Proxy Statement's status with his or her broker or (ii) contact Bob Marese of MacKenzie Partners at bmarese@mackenziepartners.com or John Bryan of MacKenzie Partners at jbryan@mackenziepartners.com. Banks and brokers can place a collect call to Bob Marese at 212-929-5405 or John Bryan at 212-929-5735.

About Yumanity

Yumanity is a clinical-stage biopharmaceutical company dedicated to accelerating the revolution in the treatment of neurodegenerative diseases through its scientific foundation and drug discovery platform. Yumanity’s drug discovery platform enables the company to rapidly screen for potential disease-modifying therapies by overcoming the toxicity of misfolded proteins associated with neurogenerative diseases. Yumanity’s pipeline consists of programs focused on Parkinson’s disease, Lewy body dementia,

Exhibit 99.2

multi-system atrophy, amyotrophic lateral sclerosis (ALS or Lou Gehrig’s disease) and frontotemporal lobar dementia (FTLD). For more information, please visit www.yumanity.com.

About Kineta

Kineta is a clinical-stage biotechnology company with a mission to develop next generation immunotherapies that transform patients’ lives. Kineta has leveraged its expertise in innate immunity and is focused on discovering and developing potentially differentiated immunotherapies that address the major challenges with current cancer therapy. Kineta’s lead asset is KVA12123 (formerly referred to as KVA12.1), a VISTA blocking immunotherapy. The company plans to initiate a Phase 1 clinical trial of KVA12123 in patients with advanced solid tumors in the fourth quarter of 2022. Kineta has been supported by institutional investors including CBI USA, Genetox Co. Ltd., RLB Holdings, Yulho Co. Ltd., Humedix Co. Ltd. and others. For more information, please visit www.kinetabio.com.

Additional Information and Where to Find It

This press release may be deemed to be solicitation material with respect to the proposed transactions between Yumanity and Kineta and between Yumanity and Janssen. In connection with the proposed transactions, on August 29, 2022, Yumanity filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Initial Registration Statement”), as amended by Amendment No. 1 to the Initial Registration Statement filed with the SEC on October 3, 2022, Amendment No. 2 to the Initial Registration Statement filed with the SEC on October 24, 2022 and Amendment No. 3 to the Initial Registration Statement filed with the SEC on November 4, 2022 (together with the Initial Registration Statement, the “Registration Statement”), which contains a preliminary proxy statement and prospectus. The Registration Statement has been declared effective by the SEC on November 10, 2022, and will be mailed to stockholders of record as of the close of business on November 4, 2022. Investors and securityholders of Yumanity and Kineta are urged to read these materials when they become available because they contain important information about Yumanity, Kineta and the proposed transactions. This press release is not a substitute for the Registration Statement, the Proxy Statement or any other documents that Yumanity may file with the SEC or send to securityholders in connection with the proposed transactions. Investors and securityholders may obtain free copies of the documents filed with the SEC, once available, on Yumanity’s website at www.yumanity.com, on the SEC’s website at www.sec.gov or by directing a request to Yumanity’s Investor Relations at (212) 213-0006 ext. 331.

This press release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Each of Yumanity, Kineta and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Yumanity in connection with the proposed transactions.

Information about the executive officers and directors of Yumanity is set forth in Yumanity’s Definitive Proxy Statement on Schedule 14A relating to the 2022 Annual Meeting of Stockholders, filed with the SEC on April 25, 2022. Other information regarding the interests of such individuals, who may be deemed to be participants in the solicitation of proxies for the stockholders of Yumanity, is set forth in the Proxy Statement and will be set forth in any other relevant documents to be filed with the SEC. You may obtain free copies of these documents as described above.

Cautionary Statements Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words and phrases such as “aims,” “anticipates,” “believes,” “could,” “designed to,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will,” and variations of these words and phrases or similar expressions that are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements regarding the proposed merger between Yumanity and Kineta and the proposed asset sale to Janssen, including whether and when the transactions will be consummated; statements about the structure, timing and completion of the proposed transactions; the listing of the combined company on Nasdaq after the closing of the proposed merger; expectations regarding the ownership structure of the combined company after the closing of the proposed merger; the expected executive officers and directors of the combined company; the expected cash position of each of Yumanity and Kineta and the combined company at the closing of the proposed merger; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; the executive and board structure of the combined company; the location of the

Exhibit 99.2

combined company’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical and preclinical results; Kineta having sufficient resources to advance its pipeline; and other statements that are not historical fact. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to timely obtain stockholder approval for the transactions, if at all; (ii) uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of Yumanity, Kineta and Janssen to consummate the proposed merger or asset sale, as applicable; (iii) risks related to Yumanity’s ability to manage its operating expenses and its expenses associated with the proposed transactions pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed transactions; (v) the risk that as a result of adjustments to the exchange ratio, Yumanity stockholders and Kineta shareholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Yumanity’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from either or both of the proposed transactions; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; (ix) the risk that the amount of the dividend distributed to Yumanity stockholders in connection with the asset sale, if any, may be lower than currently anticipated; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; and (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Yumanity’s most recent Annual or Quarterly Report filed with the SEC, and in other filings that Yumanity makes and will make with the SEC in connection with the proposed transactions, including the Proxy Statement. You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Except as required by law, Yumanity expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Yumanity Therapeutics

Investors:
Burns McClellan, Inc.
Lee Roth
(212) 213-0006 ext. 331

MacKenzie Partners:

Bob Marese

bmarese@mackenziepartners.com

212-929-5405

John Bryan

jbryan@mackenziepartners.com

212-929-5735

Media:
Burns McClellan, Inc.
Robert Flamm, Ph.D.

rflamm@burnsmc.com

Kineta

Jacques Bouchy

jbouchy@kineta.us

Source: Yumanity Therapeutics, Inc.

Exhibit 99.3

November 9, 2022

Dear Stockholder:

As you may be aware, on June 6th we announced two strategic transactions that we believe are very exciting for all Yumanity stockholders. Shortly you will receive proxy materials asking that you vote in favor of these matters. Your vote is very important, and we encourage all stockholders to have their voices heard in the critical decision around your investment in Yumanity Therapeutics.

The first of the two strategic transactions, subject to the approval of stockholders, will be the sale of Yumanity's clinical-stage product candidate YTX-7739 as well as its unpartnered discovery-stage neuroscience product candidates and targets to Janssen Pharmaceutica NV in a $26 million cash transaction. In connection with the closing of the proposed transaction, Yumanity plans to distribute any remaining available cash proceeds from the sale to Yumanity stockholders via a one-time dividend, net of any amounts retained for outstanding obligations and net cash requirements associated with the second strategic transaction, a proposed merger between Yumanity and Kineta, Inc. The amount of such dividend will depend on many factors and will not be determined until closer to the closing date.

Under the second definitive agreement, Kineta will become a wholly owned subsidiary of Yumanity in an all-stock transaction, resulting in a combined publicly traded company re-named Kineta, Inc., that will focus on immuno-oncology and continue Yumanity’s ongoing research collaboration with Merck & Co. in amyotrophic lateral sclerosis and frontotemporal lobar dementia.

The Yumanity Board of Directors has unanimously approved both definitive agreements. The Kineta Board of Directors has unanimously approved the definitive merger agreement with Yumanity. The two transactions are expected to close in the fourth quarter of 2022, subject to customary closing conditions, including approval of both transactions by the stockholders of Yumanity.

We look forward to engaging with stockholders upon the mailing of the final proxy materials. We urge you to be on the lookout for these important materials which will arrive - depending on the instructions you have provided your bank or broker - via mail or electronically.

Sincerely,

Yumanity Therapeutics, Inc.

40 Guest Street, Suite 4410 | Boston, MA 02135 | 617-409-5300 | Yumanity.com